[GOODYEAR LETTERHEAD]
November 10, 2008
VIA EDGAR and FACSIMILE (202) 772-9368
Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510

Re:	The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended December 31, 2007
Proxy Statement on Schedule 14A, filed on March 7, 2008
File No. 1-01927
Dear Ms. Long:
     This letter is in response to the letter, dated September 29, 2008 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Robert J. Keegan, Chairman of the Board, Chief Executive Officer and President of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.
     For the convenience of the Commission staff, we have repeated each of your questions in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
     The Company respectfully submits the following information in response to the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Exhibits
1.	Pursuant to Item 10(d) of Regulation S-K, no document on file with the Commission for more than five years may be incorporated by reference. In future filings, please file the following documents that are incorporated by reference for more than five years:
(a)	Exhibit 10(bb): 1989 Goodyear Performance and Equity Incentive Plan

(b)	Exhibit 10(jj): 1994 Restricted Stock Award Plan for Non-Employee Directors of the Company, effective June 1, 1994.
     Beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, we will refile any documents that have been on file with the Commission for more than five years, unless those documents are accessible through the Commission’s EDGAR Database

(or any successor electronic data retrieval system). The 1989 Goodyear Performance and Equity Incentive Plan will no longer be required to be filed since there will be no outstanding awards under that plan as of December 31, 2008.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 27
2.	In future filings, under “Cash-Based Awards Under the Executive Performance Plan,” please disclose and quantify all specific financial targets in the fourth paragraph, as these targets appear to have been material in your determination of the amount of the awards.
Compensation Discussion & Analysis, page 29
3.	In future filings, under “2007 Performance Share Grants,” please disclose and quantify all specific financial targets, as these targets appear to have been material in your determination of the amount of the awards.
     We have consolidated our response to questions 2 and 3 since the financial targets for cash-based awards under the Executive Performance Plan (“EPP”) and performance shares under our equity compensation plans are identical.
     The performance criteria for EPP unit and performance share awards made for the 2005-2007, 2006-2008 and 2007-2009 performance periods were cumulative net income and cumulative cash flow, net of debt. The performance criteria are used to determine the pay-outs with respect to EPP unit and performance share awards, are based on our three-year operating plan and generally will be achieved, at the target performance level, if we successfully execute against that plan.
     However, the specific performance criteria are not material in determining the amount of the target awards granted to a named executive officer. As noted in our Proxy Statement, the number of target EPP units and performance shares granted annually to each named executive officer is based on a number of other considerations, including market data about comparable long-term incentive compensation included as part of an officer’s total compensation package and the CEO’s recommendations. In determining target awards, the CEO takes into consideration certain subjective factors, including the CEO’s evaluation of the performance of each named executive officer, retention considerations and general economic and competitive conditions, and, with respect to performance shares, share availability under our equity compensation plans. See paragraph 1 on page 27 and paragraph 3 on page 29 of the Proxy Statement. Once the target award is established as described above in this paragraph, the specific performance criteria affect the ultimate pay-out of the award, which may range from zero to 200% of the target award. In connection with the pay-outs of the awards, we do disclose the performance criteria, the level of achievement with respect to the performance criteria and the resulting pay-outs for completed performance periods.
     In addition to the lack of materiality of the specific performance criteria, we should not be required to disclose our performance criteria since, as permitted by Instruction 4 to Item 402 of Regulation S-K, the disclosure of those criteria would reveal confidential commercial and financial information, the disclosure of which would result in competitive harm to Goodyear. In connection with the preparation of our 2007 and 2008 Proxy Statements, we considered the materiality of the performance criteria to the amount of the target awards, as described above, and the competitive harm that would result from the disclosure of specific performance criteria for EPP unit and performance share awards. We concluded that the performance criteria were not material to the determination of the amount of the target awards and that, in any event, we satisfied the standard set forth in Exemption 4 of the Freedom of Information Act.
     The United States Court of Appeals for the District of Columbia Circuit has held that “commercial or financial matter is ‘confidential’ for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Association v. Morton et al., 498 F.2d 765, 770 (D.C. Cir. 1974). The specific performance criteria are financial information that “would customarily not be released to the public” by Goodyear. See S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965). In addition, as described below, we face significant global competition and would suffer substantial competitive injury from the disclosure of our three-year performance criteria. See National Parks and Conservation Association v. Kleppe et al., 547 F.2d 673, 679 (D.C. Cir. 1976).
     New tires are sold under highly competitive conditions throughout the world. On a worldwide basis, we have two major competitors: Bridgestone (based in Japan) and Michelin (based in France). Other significant competitors include Continental (Germany), Cooper (U.S.), Hankook (South Korea), Kumho (South Korea), Pirelli (Italy), Toyo (Japan), Yokohama (Japan) and various regional tire manufacturers. All of these competitors, except for Cooper, are based in Europe and Asia and, therefore, are not required to disclose publicly similar forward-looking financial targets or performance criteria.
     Due to the highly competitive nature of the global tire industry, we do not provide quarterly or annual earnings or cash flow guidance, nor do we disclose publicly our annual or multi-year operating plans. We consider our strategic plans, such as our three-year operating plan, as well as the business model that drives those plans, to be highly confidential.
     We believe that the disclosure of our three-year cumulative net income and cumulative cash flow, net of debt, performance criteria would permit our competitors to develop reasonable estimates of significant competitive information, such as our:
•	economic and industry forecasts;

•	investment plans, including capital expenditures and plant openings and closings;

•	gross margin assumptions;

•	pricing strategies; and

•	plans for business acquisitions and divestitures.
     The ability to reach reasonable estimates regarding the underlying components of our financial targets is exacerbated since our operating results are dependent on the development, manufacturing, marketing and sale of tires, and not a collection of disparate businesses. In addition, our major competitors have been involved in the development and evolution of the tire industry for decades and clearly understand the operational and financial nuances of a company actively and exclusively engaged in the tire industry. Our competitors’ estimates could then be refined over time as our actual results of operations are made public in our quarterly and annual filings with the Commission. Having developed a deeper understanding of our business model and strategic plans, our competitors would then take targeted actions to counter our initiatives; for example, pricing, marketing, investment, executive recruitment and other actions.
     We may also be placed at a significant disadvantage in the event we are competing to acquire a business or are an acquisition target. Additionally, companies who compete with us for executive talent may be able to use the information from the disclosure of our performance criteria to craft more attractive compensation packages in the event they seek to hire any of our executive officers or the approximately 800 other Goodyear associates who receive performance share grants.
     As a result, we believe that we satisfy the criteria for non-disclosure set forth in Exemption 4 of the Freedom of Information Act, Rule 80(b)(4) thereunder and Instruction 4 to Item 402(b) of Regulation S-K.
Severance and Change-in-Control Benefits, page 31
4.	In future filings, please provide a more clear and comprehensive explanation of the particular events that would trigger payments under the Continuity Plan and any other plan or agreement that provides the named executive officers with severance and change in control benefits. Elaborate upon the basis for selecting these events. We note your disclosure regarding definitions under your equity compensation plans and Ohio law, however, this disclosure does not describe the substantive reasons why you chose these events as triggers for the payment of benefits.
     In future filings, we will expand our disclosure concerning the Continuity Plan and any other plan or agreement that provides the named executive officers with severance and change in control benefits to provide a clearer and more comprehensive explanation of the events that would trigger payments under those plans. We will also elaborate further upon our basis for selecting these events as triggers for the payment of benefits.
Compensation Discussion & Analysis, page 33
5.	In future filings, please disclose whether executive officers are in compliance with your Stockholding Guidelines. Please also disclose whether directors are in compliance with these guidelines under your discussion of director compensation.
     Our Board of Directors adopted stockholding guidelines for our executive officers effective on January 1, 2006 and for our directors on February 27, 2007. Compliance with these guidelines is required within five years of the later of the effective date of the program or the date of appointment or election as an executive officer or director. As a result, the earliest compliance date for our executive officers is January 1, 2011 and for our directors is February 27, 2012.

     However, all of our named executive officers and directors (other than those who have joined Goodyear since the adoption of the guidelines) have met the required stockholding guidelines well in advance of the required compliance date. In future filings, we will disclose the names of the named executive officers and directors that have complied, in advance of the compliance deadline, with our stockholding guidelines.
     In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2408 (fax: 330-796-7861).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ C. Thomas Harvie
C. Thomas Harvie
Senior Vice President, General Counsel and Secretary

cc: Robert J. Keegan